EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$3,468	$3,020	$2,922	$(27,763)	$1,008
Plus: Income Taxes	2,248	2,313	2,343	(13,737)	2,958
Fixed Charges	10,676	17,093	18,259	19,594	18,794
Earnings Available for Fixed Charges	16,392	22,426	23,524	(21,906)	22,760

Fixed Charges:
Interest Expense	10,273	16,687	17,837	18,918	18,083
Estimate Portion of Rental Expense Equivalent to Interest	403	406	422	676	711
Total Fixed Charges	10,676	17,093	18,259	19,594	18,794

Ratio of Earnings to Fixed Charges	1.5	1.3	1.3	-1.1	1.2

Calculation of Rental Expense Equivalent to Interest
Rental Expense	1,209	1,217	1,265	2,028	2,132
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	403	406	422	676	711